<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For <u>June 4, 2007</u>

<u>PETAQUILLA MINERALS LTD. (File #0-26296)</u>

(Translation of registrant's name into English)

<u>Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9</u>
(Address of principal executive offices)

Attachments:
1. News Release dated June 4, 2007
2. Material Change Report dated June 4, 2007 (re: June 4/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: June 4, 2007   By: *"Tony M. Ricci"*
                                     (Name)

                             Its: Chief Financial Officer
                                    (Title)



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Copper Ltd. Closes Fourth Tranche of Private Placement Financing

Vancouver, BC – June 4, 2007: Petaquilla Minerals Ltd. ("the "Company"), as the largest single shareholder of Petaquilla Copper Ltd. ("Copper"), is pleased to announce that Copper has closed the fourth tranche of its non-brokered private placement (the "Private Placement"), issuing a total of 10,633,700 Units at a price of $2.00 per Unit and raising gross proceeds of $21,267,400.

Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share of Copper at a price of $3.50 per share for a period of five years from closing, subject to certain accelerated expiry provisions.

The closing date of the fourth tranche was June 1, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until October 2, 2007. In connection with the fourth tranche, Copper has paid a cash commission and advisory fee of 5%, equal to $1,056,320. Copper has also issued 512,635 advisory warrants and 15,525 broker warrants. Each advisory and broker warrant will be exercisable into a common share at the price of $3.50 per share for a period of five years from closing, subject to certain accelerated expiry provisions.

Copper had previously stated its intention to raise a total of $40,000,000 through the Private Placement of 20,000,000 Units. To date, Copper has surpassed its original goal and has raised $61,013,718 from the Private Placement of 30,506,859 Units.

The proceeds of the Private Placement will be used for working capital and to advance the Petaquilla Copper Project in Panama.

The Company presently holds 22,189,434 million shares in the capital of Copper.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. ("PTQ") is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. ("Copper") pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A. The Plan of Arrangement became effective on October 18, 2006. Copper is in the process of applying for a listing on a major Canadian Stock Exchange.


On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll-free: 1-877-694-0021

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.



FORM 51-102F3

MATERIAL CHANGE REPORT


Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

June 4, 2007

Item 3.   **News Release**

The Company's news release dated June 4, 2007, was disseminated by Marketwire, Incorporated (formerly CCN Matthews) on June 4, 2007.

Item 4.   **Summary of Material Change**

The Company, as the largest single shareholder of Petaquilla Copper Ltd. ("Copper"), announced that Copper had closed the fourth tranche of its non-brokered private placement on June 1, 2007, issuing a total of 10,633,700 Units at a price of $2.00 per Unit and raising gross proceeds of $21,267,400.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.   **Date of Report**

Dated June 4, 2007

PETAQUILLA MINERALS LTD.

Per: "Richard Fifer"

Richard Fifer
President and Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.
Contact person:	Richard Fifer
Contact telephone number:	604-694-0021



PETAQUILLA MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Copper Ltd. Closes Fourth Tranche of Private Placement Financing

Vancouver, BC – June 4, 2007: Petaquilla Minerals Ltd. ("the "Company"), as the largest single shareholder of Petaquilla Copper Ltd. ("Copper"), is pleased to announce that Copper has closed the fourth tranche of its non-brokered private placement (the "Private Placement"), issuing a total of 10,633,700 Units at a price of $2.00 per Unit and raising gross proceeds of $21,267,400.

Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share of Copper at a price of $3.50 per share for a period of five years from closing, subject to certain accelerated expiry provisions.

The closing date of the fourth tranche was June 1, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until October 2, 2007. In connection with the fourth tranche, Copper has paid a cash commission and advisory fee of 5%, equal to $1,056,320. Copper has also issued 512,635 advisory warrants and 15,525 broker warrants. Each advisory and broker warrant will be exercisable into a common share at the price of $3.50 per share for a period of five years from closing, subject to certain accelerated expiry provisions.

Copper had previously stated its intention to raise a total of $40,000,000 through the Private Placement of 20,000,000 Units. To date, Copper has surpassed its original goal and has raised $61,013,718 from the Private Placement of 30,506,859 Units.

The proceeds of the Private Placement will be used for working capital and to advance the Petaquilla Copper Project in Panama.

The Company presently holds 22,189,434 million shares in the capital of Copper.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. ("PTQ") is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. ("Copper") pursuant to which PTQ transferred to Copper an indirect 52% equity interest in

Minera Petaquilla S.A. The Plan of Arrangement became effective on October 18, 2006. Copper is in the process of applying for a listing on a major Canadian Stock Exchange.

**On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.**

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll-free: 1-877-694-0021

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.